[Letterhead of Eversheds Sutherland (US) LLP]

April 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:       Application of Stellus Capital Investment Corporation, et al.

To whom it may concern:

On behalf of Stellus Capital Investment Corporation and the additional applicants (collectively, the “Applicants”), please find a copy of the above-referenced application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Application”) marked against amendment no. 3 to the application for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder, as filed by FS Credit Opportunities Corp., et al. (File No. 812-15706) on April 3, 2025 (the “FS Application”).

I confirm that the marked version of the Application filed on EDGAR is a complete and accurate comparison of the Application filed on EDGAR on April 23, 2025 to the FS Application.

*               *              *

Please do not hesitate to call me at (202) 383-0966 if you have any questions or require any additional information.

Sincerely,

/s/ Anne G. Oberndorf
Anne G. Oberndorf, Esq.

cc:	Robert T. Ladd, Stellus Capital Investment Corporation Stephani M. Hildebrandt, Eversheds Sutherland (US) LLP